Via EDGAR Submission

April 5, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 5 to Draft Registration Statement on Form S-4

Submitted February 14, 2024

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 11, 2024, regarding the Company’s Amendment No. 5 to the Draft Registration Statement on Form S-4 confidentially submitted to the Commission on February 14, 2024 (the “Amendment No. 5”) and the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2024. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. We also respectfully advise the Staff that, once the financial statements for the fiscal year ended December 31, 2023 are finalized, the Company intends to file Amendment No. 6 to the Draft Registration Statement on Form S-4 (“Amendment No. 6”), which, to the extent the Company’s response to a comment below includes proposed revisions to disclosure, such proposals relate to the proposed revisions to Amendment No. 5 to be reflected in Amendment No. 6. All page references in the responses set forth below refer to page numbers in Amendment No. 5.

Amendment No. 5 to Draft Registration Statement on Form S-4

General

1.

Regarding the Section 3(c)(5)(A) analysis in the Dec. 22, 2023 response letter, please explain what obligation is being acquired and who is acquiring it. Please also explain how the acquired obligation represents the sales price of taxicab rides.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that each obligation being acquired is a debt obligation for the repayment of money borrowed to purchase a taxicab medallion, as evidenced by a promissory note and in most instances a related loan and security agreement. That obligation is being acquired by DePalma I from the prior owner of the rights under the obligation (meaning, the prior lender or prior holder of the debt obligation used to fund the purchase of the taxicab medallion).

The Staff also asks how the obligation represents the sales price of taxicab rides. The Company respectfully submits that a medallion loan need not be for the purpose of financing the fare paid for a taxicab ride. Section 3(c)(5)(A) provides that the obligations need to represent “. . . part or all of the sales price of merchandise . . . and services.” As explained in the December 22, 2023 response letter, taxicab medallions reasonably include properties of both merchandise and services. A medallion is merchandise because of its many tangible characteristics, which include being affixed to a taxi in order to be operative. The purchaser of a medallion also is a purchaser of a package of extensive services provided by the New York City Taxi and Limousine Commission (the “TLC”) as described in the December 22, 2023 response letter and as further described in the response to comment 3 below. Therefore, the obligation acquired by DePalma I relates directly to the sales price of both merchandise and services but is required under Section 3(c)(5)(A) to relate to only one or the other and need not relate to both.

2.

Regarding the Section 3(c)(5)(B) analysis in the Dec. 22, 2023 response letter, please explain whether the borrower (the holder of the taxicab medallion) is a manufacturer, a wholesaler, or a retailer of taxicab rides. The staff guidance in this area outlines a direct nexus between loans and inventory being sold. Please explain more fully how the loans are directly tied to the inventory being sold.

Response:

The Company acknowledges the Staff’s comment. Under Section 3(c)(5)(B), a qualifying loan can be made either to “. . . retailers of . . . services” or to “prospective purchasers of specified merchandise . . . and services.”

As to the former category, the taxi drivers who own the taxicab medallions are retailers of transportation services. The plain meaning of the term “retailer” is a person or business that sells to the public in relatively small quantities rather than for resale like a wholesaler.1 A taxicab driver sells ride services directly to the public within the meaning of that definition. The loans are made to those drivers expressly to enable them to obtain the medallions needed to provide those retail transportation services within the meaning of Section 3(c)(5)(B).

Further, the loans to the drivers also allow them to purchase merchandise (the medallion) and related services (the services provided by the TLC to holders of medallions, as noted previously). The DePalma Companies would hold an inventory of medallions that would be sold to prospective purchasers who also simultaneously borrow money from DePalma to consummate such purchase.

In all cases, the loans are directly tied both to the retailers of services and the purchasers of medallions and related services. These are specific-purpose loans secured by the medallions, not general-purpose personal or business loans.

3.

Regarding the discussion of Econo Lodges in the Dec. 22, 2023 response letter, please elaborate more fully on the analogies and dis-analogies between the loans in Econo Lodges and taxicab medallion loans.

Response:

The Company acknowledges the Staff’s comment. Outlined below is a comparison of the types of services and other benefits provided to a purchaser of an Econo Lodges franchise, as described in the Staff’s no-action letter.2 The Company respectfully submits that the integrated package of services

[1]	See Flexner, Stuart. “Retailer,” New Oxford American Dictionary, edited by Angus Stevenson and Christine A. Lindberg, third edition, August 2010, Oxford University Press, 2001.
[2]	Econo Lodges of America, Inc. (No-action letter, pub. avail. Dec. 22, 1989) (“Econo Lodges”).

provided to medallion owners in the ordinary course of owning a medallion is the same or very closely analogous to the package of services provided to Econo Lodges franchisees. Further, as outlined below, the package of services provided to medallion owners is more extensive than Econo Lodges franchise services and medallion owners are also provided additional services beyond Econo Lodges’ franchise services (i.e., services for which there are no comparable Econo Lodges franchise services). Additionally, Sections 3(c)(5)(A) and (B) of the Investment Company Act of 1940 (the “Company Act”) are not limited by industry or service type. Accordingly, even though the TLC taxi medallion services closely match the services described in Econo Lodges, that need not be the case to qualify for the exclusion under Sections 3(c)(5)(A) and (B) as these provisions do not expressly limit the types of services obtained. The Company not aware of any regulatory or interpretive guidance that limits Sections 3(c)(5)(A) and (B) to certain industries or types of services.

Service or Benefit Provided to Purchaser of:
Econo Lodges Franchise	Taxicab Medallion
Franchise membership authorizing provision of lodging services under Econo Lodges name.	Medallion authorizing provision of transportation services under NYC Yellow branded taxi name.

Brand promotion through advertising.

The TLC sets rules relating to advertising of taxi fleets on vehicles and mandates that taxi cabs include the NYC Taxi Logo to further advertise the brand.

Additionally, the TLC promotes taxi industry-related events through social media and e-mail.

Orientation and manager training.	The TLC approves providers of training courses for drivers on the rules and requirements associated with driving a taxi.

Standards applicable to facility.	The TLC establishes and enforces standards applicable to taxicabs and related equipment.

Policies and procedures and related know how, and manuals.	The TLC through third parties provides training as noted above, as well as policies and procedures. This is correct. There are very specific rules around operating a taxi including types of cars, licensing requirements, insurance mandates, etc.

Reservation system for a fee.	The TLC provides a reservation and dispatch service for wheelchair accessible vehicles for no extra cost to drivers. Additionally, the TLC licenses fleets that riders can call to request a vehicle and will dispatch a driver.

No analogous service provided.	Through a partnership with the TLC, Verifone Transportation Systems operates and maintains a ride hailing app known as Curb that allows users to request taxicabs on demand.

Makes available logos and trademarks (for the Econo Lodges brand).

The TLC mandates to medallion owners the iconic color scheme and logo with specifications for specific vehicle types.

The TLC protects the brand and trademark (i.e., no other NYC branded yellow taxis are allowed), just like Econo Lodges would protect against any other copycat Econo Lodges hotel or motel.

Service or Benefit Provided to Purchaser of:
Econo Lodges Franchise	Taxicab Medallion
Quality assurance inspections and facilities.	The TLC requires and tracks inspections of taxicabs for safety. The TLC inspects metering equipment to ensure accuracy.

Consults with franchisees as to required remodeling and alterations required to comply with company standards.	TLC-mandated inspections identify required maintenance and repairs to meet safety and other standards.

Approval of furniture, equipment, signage, and supplies, and related bulk purchasing service.	The TLC provides approved taxi meters and provides other approved equipment including vehicle cameras. The TLC approves the logo and branding (taxi signage).

Directory of Econo Lodges in good standing.	The TLC permits the hailing of rides only to medallion owners in good standing.

No analogous service provided.	The TLC provides administrative services to medallion owners, such as maintaining a database of medallion owners and facilitating the transfer of medallions.

No analogous service provided.	The TLC provides or directs drivers to ancillary services such as financial consulting & mental health resources through their driver resource center.

No analogous service provided.	Protection and enforcement of right of medallion owner’s taxicab to pick-up passengers who hail a taxicab on the street.

No analogous service provided.	The TLC regulates the taxicab marketplace and sets fares.

No analogous service provided.	The TLC sets maximum rates lease rates that fleets can charge drivers and licenses approved agents that can operate taxi fleets. Additionally, the TLC sets regulations for charges fleets can levy on driver.

Consulting services related to operating the hotel/motel.

The TLC provides ancillary services related to the health and wellness of drivers, and provides certain legal and financial assistance.

The TLC operates the “Driver Protection Unit”, which advocates for drivers by handling complaints filed by drivers against individuals that are TLC license holders (such as leasing companies) for TLC rule violations.

4.

Regarding the Company’s Section 3(b)(1) analysis in the June 30, 2023 response letter, we do not believe a Section 3(b)(1) exception is available to the Company because the Company’s subsidiaries will not be wholly-owned after giving effect to the Business Combination. Please explain why you believe a Section 3(b)(1) exception is available to the Company.

Response:

The Company acknowledges the Staff’s comment. The Company further acknowledges that Section 3(b)(1) would be available to the Company only if the Company’s subsidiaries that hold the assets that result in the question of the Company’s status under the Company Act were to become wholly owned by the Company. The Company respectfully reserves its ability to apply Section 3(b)(1) if its subsidiaries were to become wholly owned in the future

5.	Please explain the Company’s assertion in the June 30, 2023 response letter that the taxicab medallion loans are not securities under the analysis set forth in Reves v. Ernst & Young.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, although the Company has performed an analysis of the applicable exclusions under the Company Act and is comfortable with relying on those exclusions as explained above, and as explained in prior response letters, the Company also respectfully reserves its ability to characterize those taxi medallion loans as not constituting “securities” and, therefore, not constituting “investment securities” for purposes of Section 3(a) of the Company Act.

The Company has based that conclusion with respect to the status of those loans for this purpose (meaning, the promissory notes evidencing those loans) on the analysis set forth the by U.S. Supreme Court in Reves v. Ernst & Young.

In Reves v. Ernst & Young, the Supreme Court recognized that “notes” are presumed to be “securities” under the Securities Exchange Act of 1934, but this presumption may be rebutted by showing the note in question bears a “family resemblance” to one of several judicially enumerated categories of instruments that are not securities (meaning notes that are not securities) under the Act.3 Reves outlined a four-factor test for showing such a family resemblance. The four Reves factors are (i) the motivations that would prompt a reasonable seller and buyer to enter into the transaction; (ii) the plan of distribution of the instrument; (iii) the reasonable expectations of the investing public; and (iv) whether some factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument, thereby rendering application of the Securities Acts unnecessary.

In the case of DePalma, because of the nature of the collateral for the loans and the special ownership rules for medallions, there cannot develop a public market for medallion loans. The application of the Reves four-factor test yields a finding that a medallion loan is not a security under either the “plan of distribution” factor or the “reasonable public perception” factor due to lack of a public market. Further, under the “other risk-reducing factors” factor, the medallion loans should not be regarded as securities because they are collateralized in the manner previously described. The first Reves factor, regarding the motivations of the parties, is not applicable given the lack of a market for these loans.

Thus, under the Reves family resemblance analysis, the DePalma taxicab medallion loans are analogous to the judicially enumerated category of loans issued by banks for commercial purposes and do not satisfy the statutory definition of “notes” which are “securities.”

The Company is not at this time seeking to confirm that the Staff has no objection to that analysis or conclusion. Rather, the Company may pursue that position at another time if for some reason it is not able to rely on the exclusions from the Company Act previously discussed.

[3]

The judicially enumerated list of categories of instruments that are not securities includes “the note delivered in consumer financing, the note secured by a mortgage on a home, the short-term note secured by a lien on a small business or some of its assets, the note evidencing a “character” loan to a bank customer, short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open-account debt incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, it is collateralized),” Exch. Nat’l Bank v. Touche Ross & Co., 544 F.2d 1126, 1138 (2d Cir. 1976), as well as “notes evidencing loans by commercial banks for current operations.” Chem. Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d Cir. 1984).

Our Market, page 179

6.

Please revise your table of the sales prices of NYC taxi medallions to exclude estate sales and foreclosures since these do not appear to represent relevant or reliable market data of transactions between market participants, particularly given the timing and manner in which the foreclosure sales prices are reported in the TLC publicly released data.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in response to the Staff’s comment, it intends to replace the referenced disclosure contained on page 179 of Amendment No. 5 as set forth below.

Transfer of Medallions(1)(2)

	2019	2020	2021	2022	2023	2024(3)
Average	$149,502	$123,789	$87,918	$130,269	$129,598	$121,863
Maximum	$245,583	$264,845	$204,204	$265,204	$200,000	$190,000
Median	$137,500	$125,000	$80,987	$140,000	$125,000	$110,000
Minimum	$100,000	$70,000	$25,000	$35,000	$40,000	$100,000

Source: TLC & management estimates

(1)

Excludes estate sales and foreclosure data as these transactions are less likely to reflect the market value of a medallion as opposed to an arm’s length transactions involving competitive parties who are in the business of monetizing medallions.

(2)	Excludes partnership to LLC transfers and transfers marked as $0 in the TLC data set.
(3)	Through February 2024.

7.

Please refer to prior comment 15. We note you discuss in your response that subsequent to the reporting period, there were three additional private sales of NYC medallions by DePalma I and DePalma II, through which DePalma II provided seller financing to the buyers. In your response, you noted that one of the medallions sold for $210,000 and the other two sold for $185,000. Please describe the factors driving the difference in sales prices for these three medallions, particularly given that you provided financing in each instance. To the extent the variation in price was due to differences in financing terms, tell us how you evaluated whether the seller financing was provided based on market terms. To the extent the financing was not at market terms, tell us how you would factor that in when considering these observable market transactions in your fair value methodology.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the medallion that sold for $210,000 required a lower down payment of $10,000 versus the two medallions sold for $185,000 that required 10% down, or $18,500. The difference in the required down payment is a factor driving the difference in sales prices. The DePalma Companies proposed terms that they believed to be affordable to the driver purchaser and reflective of the underlying value of the medallion. The buyers of the medallions were third party participants in the taxi market, and, as such, the sale of the medallions are market transactions.

The DePalma Companies consider the prices of its seller-financed medallion sales as inputs in the underlying valuation. Although the medallions are a homogenous asset, willing buyers and sellers have negotiated varying prices and varying terms for each transaction and therefore, a valuation is performed utilizing other market data in addition to the sale prices, as is noted in the financial statements, making the positions a Level 3 measurement.

8.	Please revise to quantify the approximate percentage of your non-performing loans that have been resolved. Additionally, please clarify what you mean by “credit bid.”

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the description of a “credit bid” is set forth in the section entitled “Information About DePalma—How Medallions Are Acquired—Public Auction” on page 178 of Amendment No. 5. The Company intends to add a cross-reference of what a “credit bid” is in the section entitled “Our Market” on page 181 of Amendment No. 5. In addition, the Company respectfully advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on pages 178, 181 and 187 of Amendment No. 5, to quantify the approximate percentage of non-performing loans that have been resolved and to clarify what is meant by “credit bid” as set forth below.

“Public Auction

Typically, a public auction is held in connection with foreclosure proceedings. A third party bidder may seek to acquire the auctioned medallion via cash bid or the existing secured lender may elect to bid on the medallion via a credit bid to acquire the collateral. Credit bidding allows a secured lender to use the amount of its secured debt as all or part of its bid to acquire the secured asset. When a secured lender “credit bids”, the secured lender bids at auction for the medallion with all or a portion of the delinquent borrower’s debt obligation secured by the medallion. For example, if the delinquent borrower’s total debt obligation is $200,000, the secured lender can credit bid up to such amount. ~~and, to the extent~~ If the secured lender credit bids $175,000 and is the winning bidder at auction with such bid, ~~is less than $200,000,~~ the secured lender will obtain the legal right to ownership of the medallion and the difference between the winning credit bid ($175,000) and $200,000 becomes an unsecured “deficiency” obligation owed to the secured lender by the delinquent borrower. Conversely, ~~under the same example,~~ in the event ~~the~~ a bidder offers $205,000 at auction, which bid would be ~~winning bid was~~ in excess of the secured lender’s credit bid of $200,000, in order for the secured lender to prevail at the auction and acquire the medallion, the ~~bidding~~ secured lender would have to bid in excess of $205,000 (i.e., $206,000) and settle the difference between the $200,000 credit bid and the winning bid (of $206,000) with cash. To date, in instances where the DePalma Companies acquired medallions via credit bid, the DePalma Companies have not had to bid an amount in excess of its credit bid. As such, the DePalma Companies have recorded no cash outflows due to their credit bidding ~~on credit bids~~ activity.”

“For auctions in which DePalma I is the lender or has been assigned the right to credit bid, DePalma I has the right to credit bid and often exercises its right to credit bid to acquire the medallion collateral instead of selling the medallion collateral to a third-party. For a description of what it means to “credit bid”, see the section entitled “—How Medallions Are Acquired—Public Auction” above. For the MRP+ auction that occurred in September 2023, the reserve price was set at $150,000. For the non-MRP+ auctions, DePalma I has the right not set a reserve price. To date, three collateralized medallions within DePalma I’s loan portfolio have sold at public auction to third party buyers for cash and, in each case, DePalma I provided the winning cash bidder seller financing for the purchases. Each of these third party purchases occurred during the fourth quarter of 2023 and the average auction sale price of these medallions was $175,333. To date, no medallions serving as collateral for loans within DePalma I’s loan portfolio have been sold to third parties without DePalma I providing seller financing.”

“Since inception, we had 103 medallions loans ~~through~~ participate in the original MRP program, of which 76 subsequently participated in the MRP+ program and the remaining 27 remained as non-MRP+ loans. We received total debt paydowns under the original MRP program of $1.6 million and

$0.4 million in 2021 and 2022, respectively. Additionally, we received $0.2 million and $0.1 million of debt service payments from the MRP program in 2021 and 2022, respectively. There will not be an impact on future financial results as the MRP program is closed. In addition, as of December 31, 2022, 79% of loans were non-performing (i.e., more than 30 days past due). Of the 79%, 33% were foreclosed, 33% remained in default, 31% were restructured or reperformed, and 3% were paid off by December 31, 2023.”

Owned Medallions—Fleet and Leasing, page 188

9.	Please revise here and in the related risk factor on page 63 to disclose the balance of Non- MRP+ Loans outstanding with certain entities owned by the principals of Kirie Eleison.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in Amendment No. 6, it intends to revise the disclosure contained on pages 63 and 189 of Amendment No. 5 as set forth below, in response to the Staff’s comment.

“Further, certain entities owned by the principals of Kirie Eleison are borrowers of Non-MRP+ Loans and, as a result, owe approximately $38 million in principal (excluding accrued unpaid regular and default interest payment obligations) to DePalma I under such loans. Similar to substantially all of DePalma I’s Non-MRP+ Loan portfolio, these loans are in default.”

Management’s Discussion and Analysis of Depalma, page 196

10.

We note your response to prior comment 12. Please revise Management’s Discussion and Analysis to clarify the reasons for material trends. For example, revise page 198 to provide qualitative and quantitative disclosure clarifying the reasons for improvements in collections. Clarify the extent to which trends are impacted by, for example, declining numbers of borrowers eligible for MRP+ grants. Please also clarify trends in delinquencies, restructurings and foreclosures of medallion loans.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in Amendment No. 6, it intends to replace the disclosure contained on page 198 of Amendment No. 5 as set forth below, in response to the Staff’s comment.

“During 2022, the DePalma Companies provided borrowers additional time to participate in the MRP+ program and held off on foreclosure and escalation activity. After borrowers were provided sufficient time to participate in the MRP+ program, the DePalma Companies recommenced foreclosure and escalation activities on its non-performing loans. Upon implementation of the MRP+ program in the fourth quarter of 2022, the DePalma Companies have seen an increase in gross collections, which includes interest, amortization payments, upfront principal reduction payments by New York City for the MRP+ program of up to $30,000 per medallion, and cash from restructuring or resolution activities (i.e., discounted payoffs, paydown and surrenders, foreclosures and collections other than regularly scheduled loan payments consisting of interest and amortization payments under such loans). The MRP+ program officially closed acceptance of new applications on June 30, 2023, but the TLC has allowed certain borrowers to go through the program after the deadline. As the number of new MPR+ restructurings winds down with the end of the MRP+ application period, a significant decrease in restructuring and upfront principal reduction payments related to the MRP+ program is also expected. Although the DePalma Companies do not expect substantially more borrowers to participate in the MRP+ program, they expect to continue to benefit from interest income from the MRP+ loans as a result of the Reserve Fund and borrower payments.

For the years ended December 31, 2023 and 2022, DePalma I had gross collections of $75.6 million and $44.4 million, respectively, where in each case, approximately 74% of such collections were related to payments made on account of restructuring or resolution activity of medallion loans. The $31.3 million increase in gross collections during the year ended December 31, 2023 as compared to the same period in the prior year was primarily attributable to the implementation of the MRP+ program, which led to an increase in interest income from the MRP+ loans as a result of the Reserve Fund, along with collections attributable to the upfront principal reduction payments made to DePalma I at the inception of a MRP+ loan. For the twelve months ended December 31, 2023, DePalma I realized a year-over-year increase of $14 million in regular monthly payments (which includes interest income and amortization) from borrowers who restructured in connection with the MRP+ program, an $8 million year-over-year increase in upfront principal reduction payments received in connection with MRP+ closings, and a $4 million year-over-year increase in payments received from the Reserve Fund in connection with delinquent MRP+ loans. Additionally, during the twelve months ended December 31, 2023, DePalma I realized a $5 million year-over-year increase in non-MRP+ restructuring activity from an escalation of enforcement and collection activities against defaulted loans that did not participate in the MRP+ program. The 70% increase in gross collections during the twelve months ended December 31, 2023 as compared to the same period in the prior year was primarily attributable to increased MRP+ restructuring activity, i.e., collection activities related to MRP+ loans other than regularly scheduled principal and interest payments on such loans.

With respect to delinquencies, as of December 31, 2023 and 2022, the percentage of loans by medallion count in default were 41% and 79%, respectively. The decrease in delinquencies at December 31, 2023 was largely due to restructuring into the MRP+ program and enforcement and restructuring efforts on non-performing loans that did not participate in the MRP+ program during the year ended December 31, 2023.

For the years ended December 31, 2023 and 2022, the DePalma Companies completed restructurings of loans collateralized by 268 and 1,325 medallions, respectively. The substantial decrease in restructurings in 2023 was due to the majority of loans going through the MRP+ program in late 2022.

For the years ended December 31, 2023 and 2022, the DePalma Companies foreclosed on 739 and 46 medallions, respectively. The increase in foreclosures in 2023 was largely due to escalated enforcement activity against defaulted loans that did not participate in the MRP+ program.”

Additionally, please revise to address the impact of Septuagint’s payment delays and anticipated timeline for resuming payments, as discussed on page 189. Clarify the extent to which Septuagint’s delays have impacted your strategy as discussed on page 191.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, in Amendment No. 6, it intends to revise the disclosure contained on page 189 of Amendment No. 5 as set forth below, in response to the Staff’s comment.

“DePalma II continues to monitor Septuagint’s ability to pay its medallion lease payment obligations, as well as its working capital note and vehicle payment obligations. In light of Septuagint’s current cash constraints, Septuagint continues to delay payment on its medallion leases. Currently, DePalma II does not have an anticipated date for when Septuagint will resume its medallion lease payment obligations. ~~The~~ DePalma II’s ~~Companies management~~ and Septuagint’s management each currently believe the continued ~~delaying~~ delay of medallion lease payments is the best course of action because it ~~would provide~~allows Septuagint ~~the cash flow necessary to grow into a profitable fleet in the future and potentially be able to become current on its medallion lease payment obligations in the future. However, there can be no assurance that Septuagint will become profitable in the future.~~to retain such payments for working capital, which is primarily deployed to Septuagint’s workforce at this time. In order for Septuagint to grow its fleet consistent with its growth strategy, Septuagint will need to attract and retain additional drivers. Accordingly, Septuagint remains focused on the goal of achieving profitability by attracting and retaining additional drivers over time at which point medallion lease payments could recommence. However, the market for drivers remains fluid and subject to general economic conditions. As a result, DePalma II is currently unable to determine when, if at all, Septuagint’s fleet will achieve profitability.”

Fair Value Measurements, page 219

11.

Please refer to prior comment 15. Please provide us examples or specific facts and circumstances related to “foreclosure” transfers listed on the TLC Medallion Transfer Report in which the price provided may not represent a current market transaction between market participants. For example, explain why a price included may be from a transaction many years ago or that the transaction may be related to a credit-bid transaction that is not between independent parties.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a transfer does not appear on the TLC Medallion Transfer Report until after a transfer package to register the medallion is submitted to the TLC, the TLC registration closing is completed (which typically takes a few months after the application is submitted), and the TLC reports the prior month’s closings of registrations (which typically takes a few weeks after the closing depending on when in the month the closing occurred). As such, the TLC does not report contemporaneously with a foreclosure. For example, if a foreclosure occurred in 2017 (i.e., legal ownership transfers during 2017), but the medallion was not registered with a new owner on the books of the TLC until 2024, the transaction would not be reported on the TLC Medallion Transfer Report until 2024. In fact, these transactions would not appear on the TLC Medallion Transfer Report at all until the medallions were registered with the TLC. In the case of the DePalma Companies, the DePalma Companies acquired unregistered medallions in connection with portfolio acquisitions in 2018 and 2020. The prior lender foreclosed on the medallions prior to selling the unregistered medallions to the DePalma Companies. Subsequently, the DePalma Companies then registered its ownership of these medallions in 2019, 2023, and 2024 with the TLC. Although the underlying foreclosure transactions occurred multiple years before and, as a result, legal ownership transferred at such time, the transactions would be reported on the TLC Medallion Transfer Report in the month after the medallion was registered with the TLC. The price reported on the TLC Medallion Transfer Report would either be the amount of the winning credit bid if the medallion was obtained via public auction or the amount attributed to the surrendered medallion if the medallion was obtained via surrender agreement.

12.

We note your disclosure on page 27 that as of February 1, 2024, DePalma II had completed the TLC transfer process of over 83 unregistered medallions that had been purchased from unaffiliated secured lenders in a series of taxi loan portfolio acquisitions prior to 2021. Additionally, you state that as of September 30, 2023, DePalma II’s mini-LLCs have become the TLC-registered owners of 516 registered medallions. Please tell us whether any of these transactions were reported as something other than foreclosure transactions in the publicly released selling price information reported by the TLC. If so, please quantify how many were reported as something other than foreclosures, discuss the time period over which those transactions were reported in the TLC data, and describe the circumstances related to those transactions.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as of March 15, 2024, DePalma II had 587 registered medallions (71 additional medallions have been registered since September 30, 2023). As previously discussed with the Staff, the TLC transfer report does not list medallions IDs, the name of the transferor, the name of the transferee, the date of the TLC closing, or other information sufficient to identify a specific transfer. In response to this request, however, the DePalma Companies have reviewed the TLC transfer reports and attempted to identify each of these transfers based on the month that the transaction closed, the number of medallions listed, and the amount of the transaction listed. Based on this, the DePalma Companies believe that they identified each of the 587 registered medallions included within the TLC transfer reports.

Of the 587 registered medallions, 197 were reported as “Bankruptcy” and 390 were reported as “Foreclosure”. None of the transactions were reported as anything other than “Bankruptcy” or “Foreclosure”.

The 197 registered medallions that were reported as “Bankruptcy” are medallions that the DePalma Companies acquired via an auction of medallions that were part of a bankruptcy estate. 177 medallions were transferred in 2018 and 20 medallions were transferred in 2021. The 2018 transfers were associated with two bankruptcy auctions where the DePalma Companies acquired new medallions. The 2021 transfers were associated with a bankruptcy auction where the DePalma Companies was the winning credit bidder (i.e., a DePalma borrower filed for bankruptcy, the bankruptcy court ordered an auction of the medallions, and DePalma was the winning bidder at that auction). The below table sets forth the number of medallions by TLC transfer type and year.

Type/Year	Medallion Count
Bankruptcy	197

2018	177
2021	20
Foreclosure	390
2018	4
2019	142
2020	37
2021	72
2022	47
2023	47
2024	41

Grand Total	587

13.

Please refer to prior comment 15. Please tell us whether you are aware of any reasons that non-foreclosure or non-estate transfers listed on the TLC Medallion Transfer Report may not represent current market transactions between market participants. See ASC 820 for the guidance related to market participants.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as noted in the response to Comment 13 hereof, there are delays in reporting the data on the TLC Medallion Transfer Report. Therefore, there is no assurance that the transactions are current market transactions. Given the fact pattern noted in the response to Comment 12 hereof, it is likely that the information posted to the TLC Medallion Transfer Report is dated.

Per ASC 820-20, market participants are defined as “buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.

They are independent of each other, that is, they are not related parties, although the price in a related party transaction may be used as an input to a fair value measurement if the reporting entity has evidence that the transaction was entered into at market terms.

b.

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability

d.	They are willing to enter into a transaction for the asset or liability, that is, they are motivated but not forced or otherwise compelled to do so.”

The Company respectfully advises the Staff that the DePalma Companies also have no underlying information about the transfers that have been reported on the TLC Medallion Transfer Report, aside from the transactions relating directly to the DePalma Companies. Medallions are not traded on a regulated exchange and trades are not reported at the time at which the buyer and seller agreed to the trade. Therefore, while a percentage of the trades reported may be between market participants, the DePalma Companies believe that the data reported is stale and cannot be solely relied upon in the valuation process.

The Company acknowledges the Staff’s comment and respectfully clarifies that the DePalma Companies do not claim that there are no current transactions between market participates reported by the TLC. Each of DePalma I and DePalma II has historically leveraged TLC data into its valuations of medallions and loans collateralized by medallions, however each believes the observable TLC data (1) has a lack of verifiability for DePalma I and DePalma II to confirm the reported transactions are accurate and reported timely, and (2) does not provide DePalma I and DePalma II with enough information to be able to conclude that each reported transaction is between market participants, including information such as the motivations of the participants and why a transfer was agreed upon between the parties, and potential other factors or existing relationships between the participants. For these reasons, each of DePalma I and DePalma II believes the observable TLC transfer data is not sufficient to support that all transactions are current market transactions between market participants. Each of DePalma I and DePalma II continues to use TLC data as a source for its valuations, however, each believes use of other unobservable inputs in addition to TLC data has historically provided the most accurate determination of value which therefore makes its valuations a Level 3 measurement in accordance with ASC 820.

14.

Please refer to prior comment 15. We note you state that even if DePalma II excludes certain subcategories of medallion transfers to try to normalize data, such as foreclosure or estate sales, DePalma II still observes a very wide range of sales price data in the TLC data. Given your history and size within this market, and your servicers involvement in this industry, please tell us the factors that you believe are driving the wide range in prices included in the TLC publicly released data for these non-foreclosure or estate sale transactions. For example, tell us whether you believe the range in prices may be due to timing delays of when the transfers are reported relative to when the purchaser obtained the medallion, or due to the purchaser obtaining financing from the seller resulting in variations to the sales price due to financing terms, or some other factor.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the DePalma Companies do not have visibility into the fact pattern of each transaction causing the wide range in prices in the TLC transfer report. One known reason for the inaccuracy of the underlying data is timing delays. Transfers posted for a given month on the TLC transfer report may be the result of transactions that occurred months or even years prior, as noted in the responses above.

Additionally, the DePalma Companies believe that some sellers may be experiencing financial distress and choose to sell their medallions to satisfy obligations. There is no exchange where only orderly transactions occur, so individual transaction prices may be due to unique financial circumstances of the underlying buyer and seller versus the underlying value of the asset. Lastly, the DePalma Companies believe that the lack of financing available in the market creates an environment where individuals need to purchase medallions for cash, which makes prices sensitive to individuals’ ability to borrow against other assets or from friends and family.

It is also possible that estate sales and foreclosures are not appropriately tagged or reported in the TLC report. The TLC exercises its own judgment to determine if a transaction is an estate sale, foreclosure, or another type of transaction in the TLC data. When the TLC transfer is completed, the applicant does not report if the transaction was an estate sale, foreclosure, etc; rather, the TLC makes a determination based solely on the information available as to the nature of the transaction

15.

Please refer to prior comment 15. We note you state that to determine NYC medallion fair values you use DePalma restructuring medallion prices. We also note your disclosure throughout your filing that DePalma restructuring medallion prices have ranged from $100,000 to $300,000. Please tell us in more detail how you determine the value of a medallion based on your restructuring of a defaulted loan collateralized by a medallion and why you believe this is relevant information for the valuation of a medallion. Also, please revise your disclosure to clarify the period that the values have ranged from $100,000 to $300,000. If this period precedes 2023, please consider disclosing the range only from recent periods. Additionally, please revise to disclose the average price.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the restructurings referenced in the disclosure contained in the section entitled “Fair Value Measurements” on page 219 of Amendment No. 5 occurred during 2020 and 2021, and the DePalma Companies negotiated these restructurings with third party borrowers and therefore believed such restructurings were reasonable representations of fair value based on all of the information available at the time. The Company further advises the Staff that the DePalma Companies analyzed a data set of restructured loans and ascribed a value-based on the type of resolution. For example, in cases of a paydown and surrender, the value ascribed was based on the cash received from the borrower. If the loan was restructured into a new performing loan, the value ascribed was the new restructured principal balance. In instances where a discounted payoff was completed, the value ascribed to such restructuring was the cash received from the borrower in exchange for debt forgiveness. Historically, this was used as in input in the DePalma Companies’ valuation process.

After the implementation of the MRP+ program and consummation of the DePalma II medallion sales transactions, the DePalma Companies no longer viewed these historical restructuring prices as the best representations of fair value based on all of the available information. In response to the Staff’s comment, in Amendment No. 6, the Company intends to remove the disclosure contained on pages 221, 222 and 223 of Amendment No. 5 that DePalma medallion restructuring prices are an input to the valuations as of the periods presented in Amendment No. 5 as these restructurings were not a significant input into the valuations. The Company notes that increased significance was placed on recent transactional data, which is noted in the response to Comment 19 below. Therefore, the value of the medallions remains unchanged for the periods displayed.

16.

Please refer to prior comment 15. We note you state that to determine NYC medallion fair values you use the amount backstopped by the City of New York under the MRP+ program. Please tell us whether you believe the amount backstopped related to MRP+ loans is a characteristic of a NYC medallion that market participants would take into account when pricing the medallion. Please tell us how you considered the fact that the backstop does not provide any benefit to the buyer of a medallion. Refer to ASC 820-10-35-2B for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the DePalma Companies believe that the amount backstopped by the City of New York related to the MRP+ loans under the MRP+ program is a characteristic of a NYC taxi medallion that market participants would take into account when pricing a medallion. The amount backstopped by the City of New York was negotiated by Marblegate Asset Management LLC (the lender), New York City (as a backstop) and the Taxi Workers Alliance (representing the borrowers). Each loan in the portfolio is secured by a NYC medallion and, should a loan default, the only recourse is to possess the medallion as satisfaction for the loan.

The MRP+ program is a publicly available indicator of value for NYC medallions. A buyer and a seller of the medallion has this information available. The value agreed upon for the MRP+ program is an input for market participants. In negotiations with borrowers, the DePalma Companies have observed that borrowers have referenced the value from the MRP+ program as a potential value for the borrowers to restructure their loans secured by medallions. Although future medallion buyers will not benefit from the MRP+ guarantee, the DePalma Companies believe that it is still a valuable input in determining the value of a medallion that market participants may consider.

17.	Please refer to prior comment 15. Please provide us a similar analysis related to whether the amount backstopped by the City of New York under the MRP+ program is a characteristic of a Non-MRP+ loan.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the value of a NYC taxi medallion is considered an input in the value of a loan that it collateralizes. Many Non-MRP+ loans were made for principal values exceeding the amount backstopped by the City of New York in the MRP+ program. For the borrowers of these loans, it may be more economical to forfeit their medallions than to continue to make payments on their loans. Given this scenario, the value of the medallion is an input in the value of the loan and, as stated in the response to Comment 17, the amount backstopped by the City of New York in the MRP+ program is a relevant input in determining the underlying value of a medallion. Given NYC taxi medallions are a homogeneous asset, the DePalma Companies believe the amount backstopped by the City of New York is a representation of medallion fair value regardless of whether such medallion is collateral to an MRP+ loan or Non-MRP+ loan.

18.

Given that it appears that estate sales and foreclosures as reported by the TLC do not represent current or orderly transactions between market participants, please tell us why you believe these values represent inputs that market participants would use when pricing a medallion or Non-MRP+ loan or revise your policies and related disclosure that incorporates TLC data as appropriate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the DePalma Companies have not viewed estate sales and foreclosure data reported by the TLC as significant inputs into its valuations, and instead has only referenced these transactions as supplemental information to support the determined valuations at each reporting period.

As such, the DePalma Companies do not believe these values represent inputs that market participants would use when pricing a medallion or Non-MRP+ loan. Based on these circumstances, and in response to the Staff’s comment, the Company intends to replace the disclosures contained on pages 221 and 223 of Amendment No. 5 as set forth below for DePalma I and DePalma II, respectively.

DePalma I

The following table summarizes the valuation techniques and significant unobservable inputs used for DePalma’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2023:

Investments	Fair Value	Approach	Unobservable Input	Low Range	High Range	Weighted Average[5]
MRP+ Loans	$211,294,011	Income Approach[1]	Discount Rate[2]	8.75%	8.75%	8.75%
Non-MRP+ Loans—NYC	101,547,979	Market Approach[3]	Discounted Medallion Price[4]	$166,250	$166,250	$166,250
Non-MRP+ Loans—Other	21,511,110	Market Approach	Market Medallion Price	$12,000	$12,500	$12,350

Total	$334,353,100

[1]	Used to value MRP+ loan cash flows.
[2]

The discount rate is applied to the unpaid principal balance backstopped by the City of New York under the MRP+ program (at a price of $170,000). To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data. Increased significance is placed on data that DePalma assesses to indicate market transactions. The most significant inputs include recent DePalma I medallion sale prices (ranging from $175,000 to $176,000), the amount backstopped under the MRP+ ($170,000), and certain market prices reported by the TLC (ranging from $40,000 to $200,000). In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $165,000 as of December 31, 2023, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma.

[5]	Weighted average medallion prices are calculated based on the total fair value of underlying medallion collateral.

The following table summarizes the valuation techniques and significant unobservable inputs used for DePalma’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments	Fair Value	Approach	Unobservable Input	Low Range	High Range	Weighted Average[5]
MRP+ Loans	$221,563,000	Income Approach[1]	Discount Rate[2]	9.75%	9.75%	9.75%
Non-MRP+ Loans—NYC	239,749,223	Market Approach[3]	Discounted Medallion Price[4]	$166,250	$166,250	$166,250
Non-MRP+ Loans—Other	23,416,573	Market Approach	Market Medallion Price	$5,150	$16,000	$14,626

Total	$484,728,796

[1]	Used to value MRP+ loan cash flows.
[2]

The discount rate is applied to the unpaid principal balance backstopped by the City of New York under the MRP+ program (at a price of $170,000). To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data. The most significant inputs include the amount backstopped under the MRP+ ($170,000), and certain market prices reported by the TLC (ranging from $35,000 to $265,204). In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $125,000 as of December 31, 2022, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma.

[5]	Weighted average medallion prices are calculated based on the total fair value of underlying medallion collateral.

DePalma II

The following table summarizes the valuation technique and significant unobservable input used for DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2023:

Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average[4]
NYC Taxi Medallions	$316,225,000	Market Approach[1]	Market Medallion Price[2]	$175,000	$175,000	$175,000
Taxi Medallions—Other	1,448,500	Market Approach	Market Medallion Price	$12,000	$12,500	$12,350
Non-MRP+ Loans—NYC	473,400	Market Approach[1,3]	Discounted Medallion Price[3]	$157,500	$158,400	$157,800

	$318,146,900

[1]

Encompasses a variety of data. Increased significance is placed on data that DePalma II assesses to indicate market transactions. The most significant inputs include recent DePalma I medallion sale prices (ranging from $175,000 to $176,000), the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) ($170,000), and certain market prices reported by the TLC (ranging from $40,000 to $200,000).

[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000.

[3]

Non-MRP+ Loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $165,000 as of December 31, 2023, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]	Calculated based on the total value of medallions or underlying medallion collateral per jurisdiction, using the applicable unobservable input.

The following table summarizes the valuation technique and significant unobservable input used for the DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average[3]
NYC Taxi Medallions	$187,600,000	Market Approach[1]	Market Medallion Price[2]	$175,000	$175,000	$175,000
Taxi Medallions—Other	1,671,200	Market Approach	Market Medallion Price	$5,150	$16,000	$14,395

	$189,271,200

[1]

Encompasses a variety of data. Increased significance is placed on data that DePalma II assesses to indicate market transactions. The most significant inputs include the amount backstopped by the City of New York under the MRP+ ($170,000), and certain market prices reported by the TLC (ranging from $35,000 to $265,204).
[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

19.

Please refer to prior comment 15. We note your discussion that appears to indicate that you significantly weighted the prices obtained from your recent sales of medallions in your fair value measurements of medallions at September 30, 2023. Please revise your disclosure related to your Market Approach for Non-MRP+ loans and NYC taxi medallions to more clearly discuss how you weight or maximize certain inputs used in your fair value measurements at each period end. Please discuss changes in your weighting or how you consider the inputs at each period end as applicable.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on pages 221 and 223 of Amendment No. 5 as set forth within the proposed revised disclosure included within the Company’s response to Comment 19 above.

DePalma I, page 220

20.

We note your disclosure here and elsewhere throughout the filing that the discount rate is applied to the unpaid principal balance “guaranteed” by the City of New York under the MRP+ program. We also note your response to comment 11 in your December 22, 2023 letter and your related revised disclosure that the City of New York does not guarantee payment on an MRP+ loan. If appropriate, please revise your disclosure to be consistent with other disclosure in the filing that $170,000 is the amount backstopped by the City of New York under the MRP+ program or advise us why your disclosure is appropriate.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the word “guaranteed” will be replaced with the word “backstopped” throughout Amendment No. 6 in accordance with the Staff’s comment. In this regard, the Company directs the Staff to the proposed revised disclosure contained in the response to Comment 19 above as an example.

DePalma, page 243

21.

Please refer to prior comment 3 in our letter dated February 8, 2024. We note you state that after the business combination, the investment company assessment under ASC 946 will take place at the MCC level. Please tell us how you determined that the assessment will take place at the MCC level and not at the DePalma I and II level.

Response:

The Company acknowledges the Staff’s comment and respectfully clarifies to the Staff that the investment company assessment under ASC 946 will first take place at the DePalma I and DePalma II levels. If, after completion of the business combination, it is determined that either DePalma I or DePalma II has characteristics that are not fundamental of an investment company, the Company would further evaluate the investment company assessment at the Marblegate Capital Corporation level to determine if such noninvestment activities are substantive to the consolidated reporting entity and whether the consolidated reporting entity should report its financial statements in accordance with the guidance of ASC 946.

22.

Please refer to prior comment 3 in our letter dated February 8, 2024. We note you state that after the business combination, DePalma I and II will be under common control. Please confirm for us that you believe DePalma I and II will be affiliates after the business combination. Also, please tell us how you assess the guidance in ASC 946-10-15-6.b if both DePalma entities are affiliates. Specifically, tell us how you consider whether DePalma I obtains returns or benefits from DePalma II that are other than capital appreciation or investment income related to the distribution out (in-kind) of medallions by DePalma I to the respective members and their respective feeders who then recontribute the medallions (in-kind) to DePalma II.

Response:

The Company acknowledges the Staff’s comment and respectfully confirms that DePalma I and DePalma II will be affiliates after completion of the business combination as DePalma I and DePalma II will be under common control.

ASC 946-10-15-6.b provides that an investment company would have the following characteristics: The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. As documented in previous correspondence, the Company believes that each of DePalma I and DePalma II individually meets the fundamental characteristics of an investment company pursuant to ASC 946, which include the characteristics provided by ASC 946-10-15-6.b. As such, the Company does not believe its assessment of this guidance will change after the business combination in the context of DePalma I and DePalma II being affiliates as neither DePalma I nor DePalma II will obtain returns or benefits from each other that are other than capital appreciation or investment income. In addition, the process of in-kind contributions and distributions of medallions between DePalma I, DePalma II and their respective members was established to address some members’ sensitivities around effectively connected income. DePalma I does not obtain any returns or benefits from these in-kind distributions and contributions. The members of DePalma I ultimately receive membership interests in DePalma II after these in-kind distributions and contributions, which provides the members of DePalma I returns or benefits that are normally attributable to ownership interests and capital appreciation pursuant to the investment objective of DePalma II. As a result, DePalma I does not obtain returns or benefits from DePalma II related to the in-kind contributions and distributions of medallions that are other than for capital appreciation or investment income.

*   *   *   *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP